Exhibit 99.(a)(1)(C)

EMAIL REMINDER TO THOSE WHO HAVE NOT YET ELECTED

Re:  Synopsys Tender Offer Reminder

The offer to amend discounted options, as described in the Offer to Amend Eligible Options that was filed with the SEC on July 11, 2007 is currently open and available to all eligible employees. As previously communicated, the program is scheduled to close at 5:00 p.m. Eastern Time on Friday, August 10, 2007. Our records indicate that you have not yet made an election whether to amend Eligible Options as permitted by the Offer. Therefore, we strongly recommend that you return your election form soon.

As described in the materials, if you do not make an election on or before August 10, 2007, your Eligible Options will not be amended. In such a case, you will not be able to claim up to a 50% deduction against taxable benefits gained by the exercise of an Eligible Option.  If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

Please do not reply to this automated e-mail message. If you have a question after reviewing the materials and attending the employee meetings, call Erika Varga McEnroe, Associate General Counsel, at 650-584-4241, Monday through Friday from 9:00 a.m. to 6:00 p.m., Pacific Time.

However, due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC.